EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

September 17, 2014	Trading Symbols: TSX Venture – CLH US OTC.BB – CLHRF Berlin and Frankfurt – GV8

WARRANTS EXTENSION

Coral Gold Resources Ltd. (CLH:TSX.V, CLHRF:USOTCBB; "Coral" or the "Company") wishes to announce that it has applied for a fourth amendment to its terms of the warrants issued pursuant to a private placement announced on March 3, 2010. The first amendment extended the expiry dates of the warrants for six months from April 1, 2012 and April 23, 2012 to October 1, 2012 and October 23, 2012. The second amendment extended the expiry dates of the warrants for one year from October 1, 2012 and October 23, 2012 to October 1, 2013 and October 23, 2013. The third amendment extended the expiry dates of the warrants for one year from October 1, 2013 and October 23, 2013 to October 1, 2014 and October 23, 2014. The current amendment will extend the expiry date of the warrants for a term of six months from October 1, 2014 and October 23, 2014 to April 1, 2015 and April 23, 2015, respectively. All other terms remain the same.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.